SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8, 2003

Alcan Inc.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation)

1-3677	Inapplicable
Commission File Number	(I.R.S. Employer Identification No.)

1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2
(Address of principal executive offices, including postal code)

(514) 848-8000
(Registrant's telephone number, including area code)

ITEM 5.   <u>Other Events</u>

On December 8, 2003, Alcan Inc. (the "Company") closed its issuance sale of $500,000,000 aggregate principal amount of its 5.200% Notes Due 2014 and $750,000,000 aggregate principal amount of its 6.125% Notes Due 2033 (together, the "Notes") pursuant to an Underwriting Agreement dated December 3, 2003 (the "Underwriting Agreement"), between the Company and Morgan Stanley & Co. Incorporated, as the Representative of the Several Underwriters named in Schedule A thereto. The Notes were issued pursuant to that certain Indenture dated as of May 15, 1983 between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee, as amended. The offering of the Notes has been registered under the Securities Act of 1933 (the "Act") pursuant to a Registration Statement on Form S-3 (Reg. No. 333-110739) (the "Registration Statement") previously filed with the Securities and Exchange Commission under the Act. Copies of the Underwriting Agreement, the forms of Notes, opinion of Roy Millington regarding the validity of the Notes, opinion of Sullivan & Cromwell LLP regarding the validity of the Notes, opinion of Hugh Berwick regarding certain matters of Canadian taxation, and opinion of Sullivan & Cromwell LLP regarding certain matters of United States federal income tax, are attached hereto as Exhibits 1.1, 4.1, 4.2, 5.1, 5.2, 8.1, and 8.2, respectively, and incorporated herein by reference.

ITEM 7.   <u>Financial Statements, Pro Forma Financial Information and Exhibits</u>

(c)   Exhibits

1.1   Underwriting Agreement, dated December 3, 2003.

4.1   Form of 5.200% Note Due 2014.

4.2   Form of 6.125% Note Due 2033.

5.1   Opinion of Roy Millington.

5.2   Opinion of Sullivan & Cromwell LLP.

8.1   Opinion of Hugh Berwick, Senior Tax Counsel of Alcan Inc., regarding certain matters of Canadian taxation.

8.2   Opinion of Sullivan & Cromwell LLP regarding certain matters of United States federal income tax.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Canada.

ALCAN INC.

By   /s/ Roy Millington
        Roy Millington
        Corporate Secretary

Date: December 9, 2003

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated December 3, 2003.
4.1	Form of 5.200% Note Due 2014.
4.2	Form of 6.125% Note Due 2033.
5.1	Opinion of Roy Millington.
5.2	Opinion of Sullivan & Cromwell LLP.
8.1	Opinion of Hugh Berwick, Senior Tax Counsel of Alcan Inc., regarding certain matters of Canadian taxation.
8.2	Opinion of Sullivan & Cromwell LLP regarding certain matters of United States federal income tax.

EXHIBIT NO. 1.1: Underwriting Agreement dated December 3, 2003.

$1,250,000,000
Alcan Inc.

5.200% Notes due 2013
6.125% Notes due 2033

UNDERWRITING AGREEMENT

December 3, 2003

December 3, 2003

Morgan Stanley & Co. Incorporated,
     as representative of the several underwriters
     named in Schedule A hereto
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

Alcan Inc., a Canadian corporation (the "Company"), proposes to issue U.S. $500,000,000 in principal amount of its 5.200% Notes due 2013 (the "10-year Notes") and $750,000,000 in principal amount of its 6.125% Notes due 2033 (the "30-year Notes" and, together with the 10-year Notes, the "Securities") to be issued pursuant to the provisions of the Indenture dated as of May 15, 1983, as supplemented (as so supplemented, the "Indenture"), between the Company and Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), as Trustee (the "Trustee"). The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement including a prospectus relating to up to U.S. $3,000,000,000 in principal amount of certain securities and will file with, or mail for filing to, the Commission a prospectus supplement specifically relating to the Securities pursuant to Rule 424 under the Securities Act of 1933. The term "Registration Statement" means the registration statement on Form S-3 (No. 333-110739) as amended to the date hereof. The term "Basic Prospectus" means the prospectus included in the Registration Statement. If, prior to the execution and delivery of this Agreement, the Company has filed an abbreviated registration statement on Form S-3 to register additional Securities pursuant to Rule 462(b) under the Securities Act (the "Rule 462 Registration Statement"), then any reference herein to the term the "Registration Statement" shall be deemed to include such Rule 462 Registration Statement. The term "Prospectus" means the Basic Prospectus together with the prospectus supplement specifically relating to the Securities, as filed with, or mailed for filing to, the Commission pursuant to Rule 424. The term "preliminary prospectus" means a preliminary prospectus supplement specifically relating to the Securities together with the Basic Prospectus. As used herein, the terms "Registration Statement", "Basic Prospectus", and "preliminary prospectus" shall include in each case the material incorporated by reference therein.

I.

The Company hereby agrees to sell to the several underwriters named in Schedule A hereto (the "Underwriters") and the Underwriters, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agree to purchase from the Company, severally and not jointly, the respective principal amount of (i) the 10-year Notes set forth below opposite their names in Schedule A at 99.790% of the principal amount and accrued interest, if any, from December 8, 2003 to the date of payment and delivery and (ii) the 30-year Notes set forth below opposite their names in Schedule A at 98.807% of the principal amount and accrued interest, if any, from December 8, 2003 to the date of payment and delivery.

As compensation for the services of the Underwriters in connection with the transactions contemplated by this Agreement for investment banking and advisory services rendered to the Company by the Underwriters, and for the Underwriters acting as financial advisors to the Company, assisting in the preparation of the Prospectus and the prospectus supplement, managing the sale of the Securities and distributing the Securities to the public both directly and through brokers and dealers, the Company hereby agrees to pay to the Underwriters, on the Closing Date (as defined below), a commission in the amount of U.S. $8,812,500. Such commission shall be paid to the Underwriters by wire transfer of immediately available funds to an account specified by you to the Company. Such commission shall be paid without set-off or counterclaim, and free and clear of, and without deduction or withholding for or on account of, any present or future taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature, imposed by Canada or any Province or Territory thereof, or by any department, agency or other political subdivision or taxing authority either thereof or therein, and all interest, penalties or similar liabilities with respect thereto ("Canadian Taxes"). If any Canadian Taxes are required by law to be deducted or withheld in connection with the payment of such commission, the Company will increase the amount paid to the Underwriters so that the Underwriters receive the full amount of such commission. The obligations of the Company contained in this paragraph shall survive the delivery of the Securities to the Underwriters.

II.

The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after this Agreement is entered into as in your judgment is advisable. The Company is further advised by you that the Securities are to be offered to the public initially at a price (with respect to each series of Securities the "Public Offering Price") equal to (i) 99.790% of the principal amount of the 10-year Notes, plus accrued interest, and (ii) 98.807% of the principal amount of the 30-year Notes, plus accrued interest, and to certain dealers at a price which represents a concession of not in excess of .20% of the principal amount under each series of Securities' Public Offering Price; that the Underwriters and such dealers may allow a discount with respect to each series of Securities not in excess of .25% of the principal amount of such series, to certain other dealers; and that the Public Offering Price with respect to either series of Securities and concession and discount to dealers may be changed by the Underwriters.

Each Underwriter represents that it has not offered or sold, and agrees that it will not offer or sell, any of the Securities purchased by it hereunder, directly or indirectly, in Canada in contravention of the securities laws of Canada or of any Province or Territory thereof.

III.

Payment for the Securities shall be made by wire transfer of immediately available funds to an account specified by the Company to you. Delivery to the Underwriters of the Securities in global form and registered in the name of the Depository Trust Company or its nominee shall take place at the office of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, at 10:00 A.M., New York time, on December 8, 2003, or at such other time on the same or such other date, not later than December 15, 2003, as shall be designated by you and the Company. The time and date of such payment and delivery are herein referred to as the "Closing Date".

IV.

The several obligations of the Underwriters hereunder are subject to the following conditions:

(a)   (i) No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the Commission; (ii) there shall not have occurred any downgrading in the rating accorded any debt securities of the Company by Standard & Poor's Corporation or Moody's Investors Service, Inc., or any public announcement by either such organization of an intended or potential downgrading; and (iii) there shall have been no material adverse change (not in the ordinary course of business) in the condition of the Company and its subsidiaries, taken as a whole, from that set forth in the Prospectus; and you shall have received, on the Closing Date, a certificate, dated the Closing Date and signed by an officer of the Company, to the foregoing effect. The officer making such certificate may rely upon the best of his knowledge as to proceedings pending or threatened.

(b)   You shall have received on and as of the Closing Date a favorable opinion of Roy Millington, counsel of the Company, to the effect that:

(i)   the Company has been duly incorporated and is validly existing as a corporation under the laws of Canada, has received a certificate of compliance dated as of a recent date under the Canada Business Corporations Act and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its property requires such qualification and in which failure to qualify would have a material adverse effect on the businesses, operations, properties or financial condition of the Company and its subsidiaries taken as a whole (such counsel being entitled to rely in respect of the opinion in this clause upon opinions of local counsel and in respect of matters of fact upon certificates or representations of officers or senior employees of the Company, provided that such counsel shall state that he believes that both you and he are justified in relying upon such opinions, certificates and representations);

(ii)   neither the issuance and sale of the Securities hereunder nor the fulfillment of the terms thereof will contravene any provision of applicable law in Canada or the Restated Articles of Incorporation or By-law of the Company or, to the best knowledge of such counsel, any agreement or other instrument binding upon the Company;

(iii)   the Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company;

(iv)   the Securities have been authorized by all necessary corporate action and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to this Agreement, will constitute valid and binding obligations of the Company;

(v)   this Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company, except as rights to indemnity and contribution hereunder may be limited by applicable law;

(vi)   no consent, approval or authorization of, or registration, recordation or filing with, any governmental body in Canada is required for the issuance and sale of the Securities to the Underwriters pursuant to this Agreement and the Indenture, except such as have been obtained under the Canada Business Corporations Act and the Securities Act (Quebec);

(vii)   no registration of the Securities under the securities and other similar laws of Canada or of any Province or Territory of Canada or of any political subdivision thereof, and no approval, permit, order or filing thereunder, is required in connection with the authorization, execution, delivery and performance by the Company of this Agreement and the issue, offer and sale (other than in Canada) of the Securities in the manner contemplated by this Agreement except for any approval which has been obtained and filings which have been made under the Canada Business Corporations Act and the Securities Act (Quebec);

(viii)   no registration, recording or filing of the Indenture is required under the laws of Canada or of any Province or Territory of Canada or of any political subdivision thereof in connection with the authorization, execution, delivery and performance by the Company of the Indenture except for an exemption which has been obtained and filings which have been made under the Canada Business Corporations Act;

(ix)   except as set forth in the Prospectus and the documents incorporated by reference therein, there are no material pending legal proceedings known to such counsel to which the Company or any of its subsidiaries is a party or of which property of the Company or any of its subsidiaries is the subject and to the best knowledge of such counsel no such proceeding is contemplated;

(x)   the statements in the Prospectus under the caption "Description of Debt Securities", in the prospectus supplement under the caption "Description of the Notes", in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 under the caption "Item 3 -- Legal Proceedings", in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as amended by the Company's amendment to such Quarterly Report on Form 10-Q1A filed September 11, 2003 and in the Company's Quarterly Report on Form 10-Q for each of the quarters ended June 30, 2003 and September 31, 2003 under the caption "Part II -- Other Information -- Item 1 – Legal Proceedings", insofar as such statements constitute a summary of the documents and proceedings referred to therein, fairly present the information called for with respect to such documents and proceedings;

(xi)   such counsel has no reason to believe that the Registration Statement on the date it became effective and the Prospectus on the date of this Agreement (in either case, as amended or supplemented, if applicable, and except for the financial statements and schedules included therein, as to which such counsel need express no belief) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus (as amended or supplemented, if applicable, except for the financial statements and schedules included therein, as to which such counsel need express no belief) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(xii)   as of the Closing Date, his opinion as summarized in the Prospectus regarding enforceability of U.S. securities laws is true and correct.

(c)   You shall have received on and as of the Closing Date a favorable opinion of Hugh Berwick, Tax Counsel of the Company, to the effect that:

(i)   no taxes are payable under the laws of Canada or of any Province or Territory of Canada in connection with the execution and delivery of the Indenture or the issuance of the Securities in accordance with this Agreement; and

(ii)   as of the Closing Date, his opinion as set forth in the Prospectus under the caption "Canadian Taxation" is true and correct.

(d)   You shall have received on and as of the Closing Date a favorable opinion or opinions and letter of Sullivan & Cromwell LLP, United States counsel for the Company, to the effect that:

(i)   the Registration Statement has become effective under the Securities Act of 1933 and the Indenture has been duly qualified under the Trust Indenture Act of 1939;

(ii)   all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Company under the Federal laws of the United States for the issuance, sale and delivery of the Securities by the Company to you have been obtained or made;

(iii)   the issuance of the Securities will not result in a default under or breach of such specified material indentures and loan agreements governed by the laws of the State of New York as you shall reasonably request;

(iv)   assuming the Indenture has been duly authorized, executed and delivered by the Company insofar as the laws of Canada and applicable laws of Quebec are concerned, it has been duly executed and delivered by the Company, and constitutes a valid and legally binding obligation of the Company enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

(v)   assuming the Securities have been duly authorized, executed, authenticated, issued and delivered by the Company insofar as the laws of Canada and applicable laws of Quebec are concerned, they have been duly executed, authenticated, issued and delivered by the Company, and constitute the valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(vi)   Such counsel shall also state that they have reviewed the Registration Statement, the Basic Prospectus and the prospectus supplement and participated in discussions with representatives of the Company and their counsel, representatives of the accountants of the Company and representatives of the Underwriters and their U.S. counsel; and on the basis of the information they gained in the course of the performance of such services, considered in light of the experience they have gained through practice in this field, such counsel shall confirm to the Underwriters that the Registration Statement as of its effective date, and the Basic Prospectus as supplemented by the prospectus supplement as of the date of the prospectus supplement appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act of 1933, the Trust Indenture Act of 1939 and the applicable rules and regulations of the Securities and Exchange Commission thereunder; and nothing has come to the attention of such counsel has caused them to believe that (a) the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) that, in the course of specified procedures performed by them subsequent to the effective date of the Registration Statement, the Basic Prospectus, as supplemented by the prospectus supplement, as of the date of such opinion contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Such opinion may state (1) that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Basic Prospectus or the prospectus supplement except for those made under the captions "Description of Debt Securities" and "Plan of Distribution" in the Basic Prospectus and "Description of the Notes" and "Underwriters" in the prospectus supplement insofar as they relate to provisions of documents therein described and (2) that they do not express any opinion or belief as to the financial statements or other financial data contained in the Registration Statement or the Basic Prospectus or the prospectus supplement, or as to the statement of eligibility and qualification of the Trustee under the Indenture under which the Securities are being issued, or as to any statement of the Company or its counsel with respect to Canadian or Quebec law, in each case, in the Registration Statement or in documents incorporated by reference therein.

(e)   You shall have received on the Closing Date an opinion of Davis Polk & Wardwell, counsel for the Underwriters, dated the Closing Date, covering the matters in (v) and (xi) of (b) above and (iv) and (v) in (d) above.

It is understood that Sullivan & Cromwell LLP and Davis Polk & Wardwell may base their opinions as to all matters relating to the laws of Canada or any Province or Territory thereof upon the opinions of Mr. Millington, counsel and Mr. Berwick, tax counsel. It is further understood that (i) Mr. Millington, counsel, except to the extent specified above, may limit his opinion to the laws of the Province of Quebec and the laws of Canada and (ii) the opinion of Sullivan & Cromwell LLP shall be limited to the Federal laws of the United States and the laws of the State of New York. Counsel may state that with respect to (b)(xi) and (d)(vi) above their belief or opinion, as the case may be, is based upon their participation in the preparation of the Registration Statement and the Prospectus and any supplements and amendments thereto and review and discussion of the contents thereof, but is without independent check or verification except as specified.

(f)   You shall have received on the Closing Date a letter dated the Closing Date, in form and substance satisfactory to you, from PricewaterhouseCoopers LLP, independent public accountants, and PricewaterhouseCoopers, Paris, France, independent accountants, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement and the Prospectus.

V.

In further consideration of the agreements of the Underwriters herein contained, the Company covenants as follows:

(a)   to furnish you, without charge, three signed copies of the Registration Statement (including exhibits and documents incorporated by reference therein) and to each other Underwriter a copy of the Registration Statement (without exhibits but including documents incorporated by reference therein) and, during the period mentioned in paragraph (c) below, as many copies of the Prospectus, the documents incorporated by reference therein and any supplements and amendments thereto as you may reasonably request. The terms "supplement" and "amendment" or "amend" as used in this Agreement shall include all documents filed by the Company after the date of the Basic Prospectus pursuant to the Securities Exchange Act of 1934, which are deemed to be incorporated by reference in the Registration Statement and the Prospectus;

(b)   before amending or supplementing the Registration Statement or the Prospectus with respect to the Securities, to furnish you a copy of each such proposed amendment or supplement;

(c)   if, during such period after the first date of the public offering of the Securities as, in the opinion of counsel, the Prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement the Prospectus to comply with law, forthwith to prepare and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Securities may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law;

(d)   to endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions of the United States as you shall reasonably request and to pay all expenses (including fees and disbursements of counsel) in connection with such qualification and in connection with the determination of the eligibility of the Securities for investment under the laws of such jurisdictions as you may designate; provided, however, that the Company shall not be required to qualify as a foreign corporation or file a general consent to service of process in any jurisdiction;

(e)   to make generally available to the Company's security holders as soon as practicable an earnings statement covering a twelve-month period beginning after the date hereof, which shall satisfy the provisions of Section 11(a) of the Securities Act of 1933 and the rules and regulations of the Commission thereunder; and

(f)   during the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of any United States dollar-denominated debt securities of the Company which are substantially similar to the Securities, without your prior consent, which consent shall not be unreasonably withheld.

VI.

The Company represents and warrants to each Underwriter that (i) each document filed or to be filed pursuant to the Securities Exchange Act of 1934 and incorporated by reference in the Prospectus complied or will comply when so filed in all material respects with such Act and the rules and regulations thereunder, (ii) each part of the registration statement (including the documents incorporated by reference therein), filed with the Commission pursuant to the Securities Act of 1933 relating to the Securities, when such part became effective, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) each preliminary prospectus, if any, filed pursuant to Rule 424 under the Securities Act of 1933 complied when so filed in all material respects with such Act and the applicable rules and regulations thereunder, (iv) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply as of the time of such amendment or supplement in all material respects with the Securities Act of 1933 and the applicable rules and regulations thereunder and (v) the Prospectus as of its date does not contain and, as amended or supplemented, if applicable, will not contain as of the time of such amendment or supplement any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that these representations and warranties do not apply to statements or omissions in the Registration Statement, any preliminary prospectus or the Prospectus based upon information furnished to the Company in writing by any Underwriter expressly for use therein.

The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any preliminary prospectus or the Prospectus (if used within the period set forth in paragraph (c) of Article V hereof and as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Company by any Underwriter expressly for use therein; provided that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased the Securities or of any person controlling such Underwriter, if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Securities to such person, and if the Prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its Directors, its Officers, its authorized representative or representatives in the United States, and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934, who sign the Registration Statement and any person controlling the Company to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to information relating to such Underwriter furnished in writing by such Underwriter expressly for use in the Registration Statement, any preliminary prospectus or the Prospectus.

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties. Such firm shall be designated in writing by you in the case of parties indemnified pursuant to the second preceding paragraph and by the Company in the case of parties indemnified pursuant to the first preceding paragraph. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

If the indemnification provided for in the second and third paragraphs of this Article VI is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting commissions received by the Underwriters, in each case as set forth in the table on the cover page of the prospectus supplement. The relative fault of the Company and of the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Article VI were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article VI, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act of 1933) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Article VI are several in proportion to their respective underwriting percentages (as defined in the Agreement Among Underwriters) and not joint.

The indemnity and contribution agreements contained in this Article VI and the representations and warranties of the Company in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter or any person controlling the Company and (iii) acceptance of and payment for the Securities.

The Company agrees that any legal suit, action or proceeding brought by any Underwriter to enforce the indemnity or contribution agreements contained in this Article VI may be instituted in any state or Federal court in The City of New York, State of New York, waives to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding. The Company hereby irrevocably designates and appoints CT Corporation System (or any successor corporation) as the Company's authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon CT Corporation System (or said successor corporation) at its office at 1633 Broadway, New York, New York 10019 (or such other address in the Borough of Manhattan, The City of New York, as the Company may designate by written notice to you) and written notice of said service to the Company, mailed or delivered to Alcan Inc., 1188 Sherbrooke Street West, Montreal, Quebec, Canada, H3A 3G2, Attn.: Secretary, shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Company. Said designation and appointment shall be irrevocable until the principal of and interest on the Securities and all other sums owing by the Company in accordance with the provisions of the Securities and the Indenture have been paid in full by the Company in accordance with the provisions thereof. The Company agrees to take all action as may be necessary to continue the designation and appointment of CT Corporation System or any successor corporation in full force and effect so that the Company shall at all times have an agent for service of process for the above purposes in The City of New York, State of New York, United States of America. Nothing in this Article VI shall affect the right of any Underwriter to serve process in any manner permitted by law or limit the right of any Underwriter to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions.

VII.

If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase the Securities which it or they have agreed to purchase hereunder on such date (the "Defaulted Securities"), and the aggregate principal amount of Defaulted Securities of a series of Securities is not more than one-tenth of the aggregate principal amount of the Securities of such series, the other Underwriters shall be obligated, severally in the proportions which the amounts thereof set forth opposite their names in <u>Schedule A</u> hereto bear to the aggregate principal amount of such series set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Defaulted Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase; provided that in no event shall the principal amount of Securities with respect to any series which any Underwriter has agreed to purchase pursuant to Article I be increased pursuant to this Article VII by an amount in excess of one-ninth of such principal amount thereof, without the written consent of such Underwriter.

If, on the Closing Date, the aggregate purchase price of Defaulted Securities with respect to a series of Securities is more than one-tenth of the aggregate purchase price of the Securities of such series to be sold hereunder, you may in your discretion arrange for you or another party or other parties to purchase such Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Securities, then this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In the event that, within the respective prescribed period, you notify the Company that you have so arranged for the purchase of such Securities, you or the Company shall have the right to postpone the Closing for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

This Agreement shall be subject to termination in your absolute discretion, by notice given to the Company, if prior to the Closing Date (i) trading in securities generally in the New York Stock Exchange shall have been suspended or materially limited, (ii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities or (iii) there shall have occurred any material outbreak or escalation of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to the make it, in your judgment, impracticable to market the Securities.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by them in connection with the Securities.

This Agreement may be executed in one or more separate counterparts and it is not necessary that signatures of all parties appear on the same counterpart, but such separate counterparts together shall constitute but one and the same agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

ALCAN INC.

By: /s/ Glenn R. Lucas
          Name: Glenn R. Lucas
          Title: Vice President and Treasurer

Accepted, December 3, 2003

**MORGAN STANLEY & CO.
INCORPORATED**

By: /s/ Michael Fusco
          Name: Michael Fusco
          Title: Executive Director

On behalf of itself and the several Underwriters
named in Schedule A hereto

SCHEDULE A

Name of Underwriter	Principal Amount of the 10-Year Notes	Principal Amount of the 30-Year Notes
Morgan Stanley & Co. Incorporated	$129,335,000	$194,002,500
Citigroup Global Markets Inc.	129,335,000	194,002,500
RBC Dominion Securities Corporation	129,330,000	193,995,000
ABN AMRO Incorporated	16,000,000	24,000,000
Scotia Capital (USA) Inc.	16,000,000	24,000,000
CIBC World Markets Corp.	16,000,000	24,000,000
Commerzbank Aktiengesellschaft	16,000,000	24,000,000
UBS Securities, LLC	16,000,000	24,000,000
TD Securities (USA) Inc.	16,000,000	24,000,000
SG Cowen Securities Corporation	16,000,000	24,000,000
Total	$500,000,000	$750,000,000

EXHIBIT NO. 4.1: Form of 5.200% Note Due 2014.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC") TO ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OF OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE.

Alcan Inc.

U.S. $500,000,000

5.200% Note Due 2014

CUSIP No. 013716 AT 2
ISIN No. US013716AT21
No. T-1 Common Code No. 018223082
$500,000,000

Alcan Inc., a corporation duly organized and existing under the laws of Canada (the "Issuer"), for value received, hereby promises to pay to Cede & Co. or registered assigns, at the office or agency of the Issuer in the Borough of Manhattan, the City of New York, the principal sum of Five Hundred Million Dollars on January 15, 2014, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, semiannually on January 15 and July 15 of each year, commencing July 15, 2004, on said principal sum at said office or agency, in like coin or currency, at the rate per annum specified in the title of this Note, from the January 15 or the July 15, as the case may be, next preceding the date of this Note to which interest has been paid, unless the date hereof is a date to which interest has been paid, in which case from the date of this Note, or unless no interest has been paid on these Notes, in which case from December 8, 2003, until payment of said principal sum has been made or duly provided for; *provided,* that payment of interest may be made at the option of the Issuer by check mailed to the address of the person entitled thereto as such address shall appear on the Security register. Notwithstanding the foregoing, if the date hereof is after the first day of January or July, as the case may be, and before the following January 15 or July 15, this Note shall bear interest from such January 15 or July 15; *provided,* that if the Issuer shall default in the payment of interest due on such January 15 or July 15, then this Note shall bear interest from the next preceding January 15 or July 15, to which interest has been paid or, if no interest has been paid on these Notes, from December 8, 2003. The interest so payable on any January 15 or July 15 will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the person in whose name this Note is registered at the close of business on the January 1 or July 1, as the case may be, next preceding such January 15 or July 15. Interest on the Notes will be computed on the basis of a 360-day year consistent of twelve 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, Alcan Inc. has caused this instrument to be signed by facsimile by its duly authorized officers and has caused a facsimile of its corporate seal to be affixed hereunto or imprinted hereon.

Dated: December 8, 2003

Alcan Inc.

By: /s/ Glenn R. Lucas
     Authorized Officer

By: /s/ Donald P. Griffin
     Authorized Officer

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This one of the Securities of the series specified therein referred to in the within-mentioned Indenture.

Deutsche Bank Trust Company Americas
(formerly known as Bankers Trust Company),
as Trustee

By: /s/ Wanda Camacho
     Authorized Officer

(REVERSE OF NOTE)

Alcan Inc.

5.200% Note Due 2014

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Issuer (hereinafter called the "Securities") of the series hereinafter specified, all issued or to be issued under and pursuant to an indenture dated May 15, 1983 (herein called the "Indenture"), duly executed and delivered by the Issuer to Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), Trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Issuer and the Holders of the Securities. The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any) may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as in the Indenture provided. This Note is one of a series designated as the 5.200% Notes Due 2014 of the Issuer, limited in aggregate principal amount to $500,000,000.

The Issuer may, at any time, and from time to time, issue additional notes under the Indenture in unlimited amounts having the same terms as this Note, and such additional notes will, together with this Note and any Notes which may be issued in exchange or substitution herefor, constitute a single series of Securities under the Indenture.

In case an Event of Default with respect to the 5.200% Notes Due 2014, as defined in the Indenture, shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions permitting the Issuer and the Trustee, with the consent of the Holders of not less than 66⅔% in aggregate principal amount of the Securities at the time Outstanding (as defined in the Indenture) of all series to be affected (voting as one class), evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the Holders of the Securities of each such series; *provided,* that no such supplemental indenture shall (i) extend the final maturity of any Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereon, or impair or affect the rights of any Holder to institute suit for the payment thereof, without the consent of the Holder of each Security so affected, or (ii) reduce the aforesaid percentage of Securities, the Holders of which are required to consent to any such supplemental indenture, without the consent of the Holder of each Security affected. It is also provided in the Indenture that the Holders of a majority in aggregate principal amount Outstanding of the Securities of each series may, prior to any declaration accelerating the maturity of each Securities, on behalf of the Holders of all the Securities of such series waive compliance by the Issuer with certain provisions of the Indenture and any such past default or Event of Default and its consequences and may, after any such declaration, waive such declaration and its consequences. The preceding sentence shall not, however, apply to a default in the payment of the principal of or premium, if any, or interest on any of the Securities. Any such consent or waiver by the Holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and any premium and interest on this Note in the manner, at the respective times, at the rate and in the coin or currency herein prescribed.

The Notes are issuable in registered form without coupons in denominations of $1,000 and any multiple of $1,000 at the office or agency of the Issuer in the Borough of Manhattan, The City of New York, and in the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations.

The Notes may be redeemed at the option of the Issuer (i) as a whole, or from time to time in part, at any time (an "optional redemption"), or (ii) as a whole, but not in part, on or after January 30, 2004 and prior to February 28, 2004, if the Acquisition of Pechiney (as defined below) has not been consummated by December 31, 2003 (a "call event redemption"), in each case upon mailing a notice of such redemption not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of Notes at their last registered addresses, all as further provided in the Indenture, at an optional redemption price or call event redemption price, as the case may be, equal to the greater of, together in each case with accrued interest to the date fixed for redemption:

- 100% of the principal amount of the Notes to be redeemed; and

- the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, in the case of an optional redemption, and 78 basis points, in the case of a call event redemption.

"Acquisition of Pechiney" means the completion of the tender offers launched by the Issuer in France and the United States in October of 2003, which expired on November 24, 2003, to acquire all of the outstanding shares, Bonus Allocation Rights, American Depositary Shares and OCEANEs (convertible or exchangeable bonds) of Pechiney, a French *société anonyme*, for consideration consisting of a combination of cash and the Issuer's common shares, provided that such term shall not include any subsequent offering period commenced by the Issuer following the expiration of the initial offering period following the November 24, 2003 expiration date or any subsequent acquisition transaction of the Issuer for securities of Pechiney.

"Treasury Rate" means, with respect to any redemption date for the Notes, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical releases designated "H. 15(5 19)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities, adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (as defined below) (if no maturity is within three months before or after the maturity date of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

"Comparable Treasury Issue" means (i) for the purposes of a call event redemption, the 4.25% U.S. Treasury Note due November 15, 2013 and (ii) for the purposes of an optional redemption, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers (as defined below) appointed by the Issuer.

"Comparable Treasury Price" means, with respect to any redemption date, (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third business day preceding such redemption date.

"Reference Treasury Dealer" means (1) each of Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and RBC Dominion Securities Corporation, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary

Treasury Dealer"), the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Issuer.

"Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date, but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

Upon due presentment for registration of transfer of this Note at the office or agency of the Issuer in the Borough of Manhattan, The City of New York, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Issuer, the Trustee and any authorized agent of the Issuer or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the principal hereof and premium, if any, and, subject to the provisions on the face hereof, interest hereon, and for all other purposes, and neither the Issuer nor the Trustee nor any authorized agent of the Issuer or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement of the Issuer in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, of the Issuer or of any successor corporation, either directly or through the Issuer or any successor corporation, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

Terms used herein which are defined in the Indenture shall have the respective meanings assigned thereto in the Indenture.

EXHIBIT NO. 4.2: Form of 6.125% Note Due 2033.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC") TO ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OF OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE.

Alcan Inc.

U.S. $750,000,000

6.125% Note Due 2033

	CUSIP No. 013716 AU 9
	ISIN No. US013716AU93
No. S-1	Common Code No. 018223562
	$500,000,000

Alcan Inc., a corporation duly organized and existing under the laws of Canada (the "Issuer"), for value received, hereby promises to pay to Cede & Co. or registered assigns, at the office or agency of the Issuer in the Borough of Manhattan, the City of New York, the principal sum of Five Hundred Million Dollars on December 15, 2033, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, semiannually on June 15 and December 15 of each year, commencing June 15, 2004, on said principal sum at said office or agency, in like coin or currency, at the rate per annum specified in the title of this Note, from the June 15 or the December 15, as the case may be, next preceding the date of this Note to which interest has been paid, unless the date hereof is a date to which interest has been paid, in which case from the date of this Note, or unless no interest has been paid on these Notes, in which case from December 8, 2003, until payment of said principal sum has been made or duly provided for; *provided,* that payment of interest may be made at the option of the Issuer by check mailed to the address of the person entitled thereto as such address shall appear on the Security register. Notwithstanding the foregoing, if the date hereof is after the first day of June or December, as the case may be, and before the following June 15 or December 15, this Note shall bear interest from such June 15 or December 15; *provided,* that if the Issuer shall default in the payment of interest due on such June 15 or December 15, then this Note shall bear interest from the next preceding June 15 or December 15, to which interest has been paid or, if no interest has been paid on these Notes, from December 8, 2003. The interest so payable on any June 15 or December 15 will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the person in whose name this Note is registered at the close of business on the June 1 or December 1, as the case may be, next preceding such June 15 or December 15. Interest on the Notes will be computed on the basis of a 360-day year consistent of twelve 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, Alcan Inc. has caused this instrument to be signed by facsimile by its duly authorized officers and has caused a facsimile of its corporate seal to be affixed hereunto or imprinted hereon.

Dated: December 8, 2003

Alcan Inc.

By: /s/ Glenn R. Lucas
      Authorized Officer

By: /s/ Donald P. Griffin
      Authorized Officer

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This one of the Securities of the series specified therein referred to in the within-mentioned Indenture.

Deutsche Bank Trust Company Americas
(formerly known as Bankers Trust Company),
as Trustee

By: /s/ Wanda Camacho
      Authorized Officer

(REVERSE OF NOTE)

Alcan Inc.

6.125% Note Due 2033

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Issuer (hereinafter called the "Securities") of the series hereinafter specified, all issued or to be issued under and pursuant to an indenture dated May 15, 1983 (herein called the "Indenture"), duly executed and delivered by the Issuer to Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), Trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Issuer and the Holders of the Securities. The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any) may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as in the Indenture provided. This Note is one of a series designated as the 6.125% Notes Due 2033 of the Issuer, limited in aggregate principal amount to $750,000,000.

The Issuer may, at any time, and from time to time, issue additional notes under the Indenture in unlimited amounts having the same terms as this Note, and such additional notes will, together with this Note and any Notes which may be issued in exchange or substitution herefor, constitute a single series of Securities under the Indenture.

In case an Event of Default with respect to the 6.125% Notes Due 2033, as defined in the Indenture, shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions permitting the Issuer and the Trustee, with the consent of the Holders of not less than 66⅔% in aggregate principal amount of the Securities at the time Outstanding (as defined in the Indenture) of all series to be affected (voting as one class), evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the Holders of the Securities of each such series; *provided,* that no such supplemental indenture shall (i) extend the final maturity of any Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereon, or impair or affect the rights of any Holder to institute suit for the payment thereof, without the consent of the Holder of each Security so affected, or (ii) reduce the aforesaid percentage of Securities, the Holders of which are required to consent to any such supplemental indenture, without the consent of the Holder of each Security affected. It is also provided in the Indenture that the Holders of a majority in aggregate principal amount Outstanding of the Securities of each series may, prior to any declaration accelerating the maturity of each Securities, on behalf of the Holders of all the Securities of such series waive compliance by the Issuer with certain provisions of the Indenture and any such past default or Event of Default and its consequences and may, after any such declaration, waive such declaration and its consequences. The preceding sentence shall not, however, apply to a default in the payment of the principal of or premium, if any, or interest on any of the Securities. Any such consent or waiver by the Holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and any premium and interest on this Note in the manner, at the respective times, at the rate and in the coin or currency herein prescribed.

The Notes are issuable in registered form without coupons in denominations of $1,000 and any multiple of $1,000 at the office or agency of the Issuer in the Borough of Manhattan, The City of New York, and in the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations.

The Notes may be redeemed at the option of the Issuer (i) as a whole, or from time to time in part, at any time (an "optional redemption"), or (ii) as a whole, but not in part, on or after January 30, 2004 and prior to February 28, 2004, if the Acquisition of Pechiney (as defined below) has not been consummated by December 31, 2003 (a "call event redemption"), in each case upon mailing a notice of such redemption not less than 30 nor more than 60 days prior to the date fixed for redemption to the Holders of Notes at their last registered addresses, all as further provided in the Indenture, at an optional redemption price or call event redemption price, as the case may be, equal to the greater of, together in each case with accrued interest to the date fixed for redemption:

- 100% of the principal amount of the Notes to be redeemed; and

- the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, in the case of an optional redemption, and 98 basis points, in the case of a call event redemption.

"Acquisition of Pechiney" means the completion of the tender offers launched by the Issuer in France and the United States in October of 2003, which expired on November 24, 2003, to acquire all of the outstanding shares, Bonus Allocation Rights, American Depositary Shares and OCEANEs (convertible or exchangeable bonds) of Pechiney, a French *société anonyme*, for consideration consisting of a combination of cash and the Issuer's common shares, provided that such term shall not include any subsequent offering period commenced by the Issuer following the expiration of the initial offering period following the November 24, 2003 expiration date or any subsequent acquisition transaction of the Issuer for securities of Pechiney.

"Treasury Rate" means, with respect to any redemption date for the Notes, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical releases designated "H. 15(5 19)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities, adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (as defined below) (if no maturity is within three months before or after the maturity date of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

"Comparable Treasury Issue" means (i) for the purposes of a call event redemption, the 5.375% U.S. Treasury Note due February 15, 2031 and (ii) for the purposes of an optional redemption, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers (as defined below) appointed by the Issuer.

"Comparable Treasury Price" means, with respect to any redemption date, (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third business day preceding such redemption date.

"Reference Treasury Dealer" means (1) each of Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and RBC Dominion Securities Corporation, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary

Treasury Dealer"), the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Issuer.

"Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date, but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

Upon due presentment for registration of transfer of this Note at the office or agency of the Issuer in the Borough of Manhattan, The City of New York, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Issuer, the Trustee and any authorized agent of the Issuer or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon) for the purpose of receiving payment of, or on account of, the principal hereof and premium, if any, and, subject to the provisions on the face hereof, interest hereon, and for all other purposes, and neither the Issuer nor the Trustee nor any authorized agent of the Issuer or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement of the Issuer in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, of the Issuer or of any successor corporation, either directly or through the Issuer or any successor corporation, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

Terms used herein which are defined in the Indenture shall have the respective meanings assigned thereto in the Indenture.

EXHIBIT NO. 5.1: Opinion of Roy Millington.

ALCAN INC.



1188 Sherbrooke Street West   Tel: (514) 848-8000
Montreal, Quebec H3A 3G2   Fax: (514) 848-8115
Canada

December 8, 2003

Alcan Inc.,
1188 Sherbrooke Street West,
Montreal, Quebec,
Canada H3A 3G2

Dear Sirs:

In connection with the issuance today of $500,000,000 principal amount of 5.200% Notes due 2014 (the "Notes due 2014") and $750,000,000 principal amount of 6.125% Notes due 2033 (the "Notes Due 2033" and, together with the Notes Due 2014, the "Securities") by Alcan Inc., a Canadian corporation (the "Company"), I, as counsel to the Company, have examined such corporate records of the Company, agreements and other instruments, certificates of public officials and of officers and representatives of the Company, and other documents, as I have deemed it necessary as a basis for the opinions hereinafter expressed. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon certifications by officers of the Company.

Based on the foregoing and having regard to legal considerations which I deem relevant, I am of the opinion that:

(i)   The Company is duly incorporated and is validly existing as a corporation in good standing under the laws of Canada and has received a certificate of compliance as of a recent date under the Canadian Business Corporation Act.

(ii)   The Indenture relating to the Securities, as amended by the First through the Sixth Supplemental Indentures thereto, has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company; and

(iii)   The Securities have been authorized by all necessary corporate action of the Company, have been executed, issued and delivered by the Company and constitute valid and binding obligations of the Company.

This opinion must be read subject to the following qualifications:

(a)   Enforceability of the Securities may be affected by laws of general application limiting the enforcement of creditors' rights including, without limitation, bankruptcy, insolvency, reorganization, limitation of actions and moratorium laws;

(b)   Specific performance is a remedy which may only be granted in the discretion of a court of competent jurisdiction; and

(c)   Any monetary judgment of a court in the Province of Quebec will be expressed in Canadian currency.

Alcan Inc.



The foregoing opinion is limited to matters involving the laws of Canada and the Province of Quebec. Insofar as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the State of New York by which the Indenture and the Securities are expressed to be governed or by the Federal law of the United States of America, I have relied upon the opinion of Sullivan & Cromwell LLP, United States counsel to the Company, which opinion is dated the date hereof and is being delivered to you.

I hereby consent to the filing of this opinion with the United States Securities and Exchange Commission. In giving such consent I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Yours truly,

/s/ Roy Millington
Roy Millington
Corporate Secretary

EXHIBIT NO. 5.2: Opinion of Sullivan & Cromwell LLP.

December 8, 2003

Alcan Inc.,
  1188 Sherbrooke Street West,
    Montreal, Quebec,
      Canada H3A 3G2.

Ladies and Gentlemen:

In connection with the issuance today of $500,000,000 principal amount of 5.200% Notes due 2014 (the "Notes due 2014") and $750,000,000 principal amount of 6.125% Notes due 2033 (the "Notes Due 2033" and, together with the Notes Due 2014, the "Securities") by Alcan Inc., a Canadian corporation (the "Company"), we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Indenture relating to the Securities, as amended by the First through the Sixth Supplemental Indentures thereto (the "Indenture"), and the Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York and we are expressing no opinion as to the effect of the laws of any other jurisdiction. For purposes of our opinion, we have assumed that the Company has been duly incorporated and is a validly existing corporation in good standing under the laws of Canada, that the Indenture has been duly authorized, executed and delivered by the Company insofar as the laws of Canada and Quebec are concerned, and that the Securities have been duly authorized, executed, issued and delivered insofar as the laws of Canada and Quebec are concerned. With respect to all matters of Canadian and Quebec law, we note that you are being provided with the opinion, dated the date hereof, of Roy Millington, corporate secretary and counsel for the Company.

Also, with your approval, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimens thereof examined by us, that the Trustee's certificates of authentication of the Securities have been manually signed by one of the Trustee's authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP
Sullivan & Cromwell LLP

EXHIBIT NO. 8.1: Opinion of Hugh Berwick, Senior Tax Counsel of Alcan Inc., regarding certain matters of Canadian taxation.

December 8, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (No. 333-110739) (the "Registration Statement") filed with the Securities and Exchange Commission by Alcan Inc. (the "Company"), including the prospectus dated November 25, 2003 contained therein, and the prospectus supplement dated December 3, 2003 to such prospectus (the "Prospectus Supplement") relating to the offering of $500,000,000 aggregate principal amount of the Company's 5.200% Notes due 2014 and of $750,000,000 aggregate principal amount of the Company's 6.125% Notes due 2033.

I have acted as Canadian tax counsel to the Company in connection with the preparation of the Registration Statement and the Prospectus Supplement. I hereby confirm to you my opinion set forth under the heading "Canadian Taxation" in the Prospectus Supplement.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the heading "Canadian Taxation" in the Prospectus Supplement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Hugh Berwick
Hugh Berwick
Senior Tax Counsel

EXHIBIT NO. 8.2: Opinion of Sullivan & Cromwell LLP regarding certain matters of United States federal income tax.

December 8, 2003

Alcan Inc.,
  1188 Sherbrooke Street West,
    Montreal, Quebec,
      Canada H3A 3G2.

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (No. 333-110739) (the "Registration Statement") filed with the Securities and Exchange Commission by Alcan Inc. (the "Company"), including the prospectus dated November 25, 2003 contained therein, and the prospectus supplement dated December 8, 2003 to such prospectus (the "Prospectus Supplement") relating to the offering of $500,000,000 principal amount of the Company's 5.200% Notes due 2014 and $750,000,000 principal amount of the Company's 6.125% Notes due 2033.

We have acted as special United States counsel to the Company in connection with the preparation of the Registration Statement and the Prospectus Supplement. We hereby confirm to you our opinion is as set forth under the heading "United States Taxation" in the Prospectus Supplement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "United States Taxation" in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP
Sullivan & Cromwell LLP